082-34643

08005556

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2008 OCT 27 A 6:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date October 22, 2008
Contact Martina C. Erni

SUPPL

Inaxio Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Amacker

Corporate Communications

PROCESSED
OCT 27 2008
THOMSON REUTERS

Enclosure

- **Oerlikon Q1-Q3 2008 trading update**

10/27

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

Oerlikon Q1-Q3 2008 trading update

Resilience in core businesses offset by further slow down in Textiles and Semiconductors

- Sales reached CHF 3.8 billion (-7.4 per cent compared to Q1-Q3 2007)
- Currency effects reduced sales by CHF 0.2 billion
- Order intake amounted to CHF 3.7 billion (-16.9 per cent)
- Oerlikon Balzers, Solar, Vacuum, Drive Systems and Space increased sales
- Oerlikon Solar on track to reach full year sales target. Financial crisis may lead to postponements of projects under negotiation
- Restructuring programs expanded and further accelerated
- Guidance 2008: Sales will decrease in mid to high single-digit per cent range compared to 2007; EBIT is expected at about CHF 250 million, excluding impairments of CHF 343 million and restructuring costs of approx. CHF 100 million.

Key figures Oerlikon Group as per 30.09.2008

In CHF billion	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	3.696	4.450	-16.9%
Orders on hand	1.735/1.504*	1.900**	-20,9%*
Sales	3.765	4.064	-7.4%

*As a comparison with Q1-Q3 2007 presentation without Oerlikon Drive Systems
**Oerlikon Drive Systems shows no value for 2007

***Pfäffikon SZ, October 22, 2008* – The opposing tendencies within the Oerlikon Group continued into the third quarter. While Oerlikon Balzers, Oerlikon Solar, Oerlikon Vacuum, Oerlikon Drive Systems and Oerlikon Space showed sustained growth, the markets at Oerlikon Textile and Oerlikon Esec continued their downward trend. Besides negative currency influences amounting to CHF 0.2 billion, the global financial crisis further dampened Oerlikon customers' ability to invest. "Our core businesses show a high resilience to the global slowdown in the economic cycle," says CEO Dr. Uwe Krüger. "In the segments affected by the downturn, production capacities are being adapted to the altered conditions, and further restructuring measures are consistently implemented and extended where necessary. We expect a reduction in annual sales for the whole year in the mid to high single-digit per cent range. The EBIT before impairment and restructuring charges will improve in the second half year compared to the first six months and is expected at approx. CHF 250 million for the full year", says CEO Krüger.**

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The sales of the Oerlikon Group showed a reduction of -7.4 per cent to CHF 3.8 billion in the first nine months of 2008. The order intake amounted to CHF 3.7 billion, -16.9 per cent below the level of the previous year. Orders on hand had a value of CHF 1.7 billion.

The continuing downward trend in the world's largest textile markets China, India and Turkey, with an industry average of over 60 per cent reduction in order intake, led to a further slowdown of business for Oerlikon Textile. The segment achieved sales of CHF 1.4 billion in the first nine months of 2008 (-31.2 per cent). The semiconductor market, also still weak, had a similar dampening effect on the sales of Oerlikon Esec and Oerlikon Systems. Overall, Oerlikon experienced a reduction in sales from the textile and semiconductor-related businesses of more than CHF 0.7 billion

In terms of orders, the volume reduction in the textile and semiconductor business units for the first nine months amounts to a total of CHF 1.1 billion (-43 per cent). In contrast, all other businesses showed a growth in the order intake of CHF 0.3 billion until September, despite a quarter without large orders in Solar – the contracted Sunwell 120 MWp expansion is scheduled to be booked in 2009 as planned. Possible postponements of projects under negotiation might lead to a temporary slowdown in order growth of the Solar segment in 2008.

The continued strong growth in the other businesses compensated in part for the negative influences of the textile and semiconductor businesses with growth of more than CHF 400 million (+23 per cent), despite negative currency influences of around CHF 110 million. Oerlikon Solar more than doubled its sales with CHF 442 million (an increase of 133.1 per cent) and is thus completely in line with this year's goal. Oerlikon Drive Systems achieved a growth of 11.2 per cent to CHF 918 million. Oerlikon Balzers also sustained their double-digit growth for the first nine months, and Oerlikon Space continued its expansion. Oerlikon Vacuum increased sales by 4.6 per cent to reach CHF 356 million. Taking into account inter-company sales, the growth reached almost 10 per cent.

Against the background of these quarterly figures, Oerlikon accelerated the pace of its restructuring and portfolio measures in the affected segments. Oerlikon Schlafhorst started to streamline their production footprint in Germany and to consolidate the production locations from three to one. The adjustment of staff capacities involving a total of approx. 1000 jobs is continuing as planned. Oerlikon Textile will therefore lower their break-even point by at least CHF 300 million by the beginning of 2010. Oerlikon Esec is reacting to the persistently weak demand by

reducing working hours in the Cham production site and by embarking on further restructuring measures. The previously announced sale of Oerlikon Optics is in its final stages and is expected to be completed in the next few weeks. "We started early to adapt the company to changing market conditions. This is now helping us to limit the effects of the weak markets and the financial crisis", emphasises CEO Krüger. "We are watching the further development of the markets very closely and will immediately take further measures if necessary", said CEO Krüger.

Outlook

Overall, Oerlikon expects a reduction in sales in the mid to high single-digit per cent range for the year. Due to reduced volume, the group EBIT before impairments and restructuring costs in 2008 is expected to level off at around CHF 250 million. Restructuring costs are expected to total approx. CHF 100 million, resulting from extended measures in Oerlikon Textile as well as in the semiconductor-related businesses. A short-term revival of the markets by the year-end is not expected, nor can further negative effects from the financial crisis be excluded.

Despite the current weak markets and signs of a coming recession, Oerlikon remains optimistic as far as the medium- and long-term business trends are concerned. The Groups' diversity, market leadership, high degree of innovative capability and broadly based global presence gives the company strong resilience to face the looming recession.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Textile

In the first nine months of 2008, Oerlikon Textile generated sales of CHF 1.4 billion (-31.2 per cent), received orders in the amount of CHF 1.2 billion (-44.9 per cent) and recorded orders on hand of CHF 610 million (-38.4 per cent). The results reflect the ongoing slump in the world textile market, especially in the staple fibre sector. In the third quarter, the worldwide financial crisis noticeably added to the already negative market factors, as the vast majority of customers' equipment orders are financed by credit. A high level of uncertainty among banks, in conjunction with less favorable terms, has additionally diminished customers' ability to make investments.

Despite this market situation, Oerlikon Textile's leading technological position is continuing to show selected positive results. As an example, 500 units of WINGS, the new POY winding machine, were sold in India in Q3. In the US, Oerlikon Neumag gained several orders in the carpet yarn market where it enjoys 100 per cent market share, due to superior texturing technology for polyester yarn. As a result of these and other successes, Oerlikon Textile was able to maintain its competitive position and in many cases even expand it.

Furthermore, the third quarter was marked by continued progress in the restructuring program "Simplify Oerlikon Textile". In all five business units, decisive action was taken to lower the break-even point by at least CHF 300 million by the beginning of 2010 and thus eliminate 20 per cent of fixed costs. This is best demonstrated by the consolidation of the production facilities at Oerlikon Schlafhorst in Germany. The segment is not expecting the worldwide textile markets to recover before early 2010.

Oerlikon Coating

The Oerlikon Coating segment recorded sales of CHF 510 million (-3.8 per cent) in the first three quarters of 2008, received orders in the amount of CHF 515 million (+0.9 per cent), and has orders on hand of CHF 55 million (-12.8 per cent).

Although the Oerlikon Systems business unit has been adversely affected by the weakness of the semiconductor market and shows lower sales owing to the divestment of the optical disc line and the hard disk business, the coating business of Oerlikon Balzers is going on strongly with double digit growth rates, although the pace of growth has slowed somewhat due to currency fluctuations.

A key driver of growth was the further market penetration of innovations such as the P3e™ and PPD™ technology as well as ongoing regional expansion. Three new coating centers went operational within the 3rd quarter (Finland, Indonesia, China). Leading tool manufacturers are developing new products based on P3e™ coatings, which will keep the demand for the related INNOVA equipment at a high level. Owing to the great diversity and worldwide presence of Oerlikon Balzers with now almost 90 coating centers, the business unit is in a position to mitigate the downturn in most manufacturing areas around the globe. However, Oerlikon Balzers' partial dependence on the automotive business is expected to slow down its growth. For the full year Oerlikon Balzers expects a growth rate close to 10 per cent (at stable exchange rates).

Oerlikon Solar

The Oerlikon Solar segment confirmed its growth potential in the first nine months. Sales rose compared to the same period of the previous year by 133.1 per cent, from CHF 190 million to CHF 442 million and is thus keeping up with expectations. The order intake amounted to CHF 529 million, with orders on hand of CHF 549 million.

The segment was also able to continue its expansion in the third quarter of 2008 and further increased manufacturing capacity. Oerlikon Solar became the first thin film solar equipment manufacturer to achieve a master panel certification from the German TÜV (Technical Control Board). New record-setting amorphous silicon cells with an efficiency of over 11 per cent were presented at the EU PVSEC 2009 in Valencia.

Cooperating closely with Oerlikon Solar experts, it was possible for Sunwell to start producing on its first 40 MWp line (amorphous silicon) in less than nine months. Hence three of Oerlikon Solar's customers have reached full production status and altogether represent a total capacity of 130 MWp. By the end of the year, the capacity of Oerlikon's customers will climb to 350 MWp for plants either in production or in the preparation phase.

As before, Europe remains the biggest market for photovoltaic systems and the related production plants. However, Asia is rapidly catching up – especially China and Taiwan. The market is also expected to boom in the U.S.A. now that tax breaks for investments in solar energy were given the go-ahead in October. The mid- to long-term outlook for the thin film solar market is still excellent. In the short term, the

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

current crisis in the financial markets could cause some existing expansion plans or expected new projects to be delayed with an impact on the order intake.

Oerlikon Vacuum

The Oerlikon Vacuum segment achieved growth of 9.5 per cent to CHF 377 million including increased inter-company sales to the solar segment. Orders received grew by 3.9 per cent to CHF 367 million, and orders on hand reached CHF 88 million, an increase of 20.6 per cent. High growth in Asia and Europe strongly offset the weakness in the US. Although the semiconductor market shows historical lows, the larger and more diversified process industry market segment displays stable growth patterns. In particular, Oerlikon's excellent positioning in the booming solar business boosted the development of Oerlikon Vacuum, and did so globally as well as for all steps in the manufacturing process of solar cells and thin-film solar modules.

Continued growth was also shown by the services business. Oerlikon Vacuum has signed a cooperation and distribution agreement with UNOZAWA, a Japanese vacuum pump manufacturer and will take over the service and maintenance of their installed base in the US. This is an important expansion of Oerlikon Vacuum's business in the US. Again Oerlikon Vacuum was able to strengthen its leading technological position. A new generation of TRIVAC NT pumps was introduced to the market with significant benefits such as low noise and low temperature.

Oerlikon Vacuum remains cautiously optimistic about the further course of business in 2008, yet increases its flexibility for a possible slowdown in 2009.

Oerlikon Drive Systems

Oerlikon Drive Systems continued its strong development. Sales in the first nine months of 2008 reached CHF 918 million, an increase of 11.2 per cent, while orders received came to CHF 926 million (+8.3 per cent) and orders on hand amounted to CHF 232 million. Both business units – Oerlikon Graziano and Oerlikon Fairfield – were equally involved in this result. Thus far, the segment's markets – including agricultural, mining and offshore equipment and sports cars – continue to show growth. The further expansion of infrastructure in Asia and Eastern Europe is opening up a large number of business opportunities for Oerlikon Drive Systems. The ability to leverage production sites in the Czech Republic, India and China is an important competitive advantage in this respect.

In addition, efforts are increasingly paying off in the clean-tech markets for hybrid and electric drives as well as wind energy. Two worldwide respected automakers have chosen Oerlikon Graziano to be a development partner for their planned project to build a new electric car and have accordingly ordered the related gear prototypes, while intensive talks are ongoing with further automakers.

On the whole, growth prospects in the segment remain intact, despite some risks emanating from the financial markets.

Oerlikon Components

The Oerlikon Components segment, which contains the Oerlikon Space and Oerlikon Esec business units, showed an 11.6 per cent drop in sales to CHF 189 million. The order intake sank by 30.5 per cent to CHF 194 million, and orders on hand amounted to CHF 201 million (-13.5 per cent). The reason for this development is the ongoing weakness of the semiconductor market which, according to market research company VSLI Research, led to a general decline of more than 20 per cent. Oerlikon Esec was not able to skirt this trend, despite offers that lead the market and an all-round new product palette. The semiconductor market is expected to recover by mid-2009.

In comparison, Oerlikon Space achieved excellent sales figures, with growth in the double digits. The ongoing high demand for commercial rocket launches in particular made for a positive showing. Oerlikon Space is set to continue its course of growth. The main engine of this growth will be the commercial space business in Europe and the US with its continued high demand for launcher fairings and structures, as well as satellite subsystems. European institutional space programs provide further opportunities for future growth.

The press information given here consists of information based on the situation as it stands today. Unforeseeable risks and influences may possibly cause deviations from these statements. The declared values may differ due to rounding differences.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Key Figures

Oerlikon Group

in CHF million	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	3'696	4'450	-16,9%
Orders on hand	1'735/1'504*	1'900**	-20,9%*
Sales	3'765	4'064	-7.4%

*As a comparison with Q1-Q3 2007 presentation without Oerlikon Drive Systems
**Oerlikon Drive Systems shows no value for 2007

Oerlikon Textile

in CHF million	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	1'165	2'115	-44.9%
Orders on hand	610	991	-38.4%
Sales	1'351	1'963	-31.2%

Oerlikon Coating

in CHF million	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	515	510	0.9%
Orders on hand	55	63	-12.8%
Sales	510	530	-3.8%

Oerlikon Solar

in CHF million	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	529	335	57.9%
Orders on hand	549	540	1.7%
Sales	442	190	133%

Oerlikon Vacuum

in CHF million	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	367	354	3.8%
Orders on hand	88	73	20.6%
Sales	356	340	4.6%

Oerlikon Drive Systems

in CHF million	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	926	855	8.3%
Orders on hand	232	*	*
Sales	918	825	11.2%

*Oerlikon Drive Systems shows no value for 2007

Oerlikon Components

in CHF million	Q1-Q3 2008	Q1-Q3 2007	change
Order intake	194	279	-30.5%
Orders on hand	201	233	-13.5%
Sales	189	214	-11.6%

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information, please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

Financial Calendar 2009:

Annual Press Conference:
Thursday, March 26, 2009
SWX Convention Point, Zurich

Annual Shareholder Meeting:
Tuesday, May 12, 2009
Culture and Convention Center, Lucerne

Semi-Annual Press Conference:
Thursday, August 27, 2009
SWX Convention Point, Zurich

About Oerlikon
Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

END